                                                                    Exhibit 99.1

                          NAVIOS MARITIME HOLDINGS INC.
                            REPORTS FINANCIAL RESULTS
                                     FOR THE
                SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

        o    NAVIOS SECURES 96.0% FLEET EMPLOYMENT COVERAGE FOR 2006
        o    NAVIOS EXERCISES PURCHASE OPTION ON PANAMAX VESSEL
        o    NAVIOS ANNOUNCES QUARTERLY DIVIDEND OF $0.0666 PER SHARE

PIRAEUS, GREECE, August 17, 2006 - Navios Maritime Holdings Inc. ("Navios")
(NASDAQ: BULK, BULKU, BULKW), a vertically integrated global shipping company specializing in the dry-bulk shipping industry, today reported its financial results for the second quarter and six months ended June 30, 2006.

For the following results and the selected financial data presented herein,
Navios has compiled consolidated statements of operations for the three and six month periods ended June 30, 2006 (successor) and 2005 (predecessor). Both the
2006 and 2005 information was derived from unaudited financial statements. The successor period in the consolidated statement of operations is not directly comparable to the predecessor period because it includes the effects of fair value purchase accounting adjustments, which however, do not affect EBITDA.

SECOND QUARTER 2006 RESULTS (IN 000'S OF US DOLLARS):

                                        SUCCESSOR           PREDECESSOR
                                        ---------           -----------
                                      THREE MONTHS         THREE MONTHS
                                      ------------         ------------
                                          ENDED                ENDED
                                          -----                -----
                                     JUNE 30, 2006         JUNE 30, 2005
                                     -------------         -------------
                                      (Unaudited)           (Unaudited)
Revenue                                   52,862              65,960
EBITDA                                    24,548              25,818
Net Income                                 4,924              24,307

Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and port terminal operations.

Revenue from vessels operations for the three month period ended June 30, 2006 was $50.0 million as compared to $63.1 million for the same period in 2005. This decrease is mainly attributable to (a) the redelivery of chartered-in vessels during the second quarter of 2006, following the expiration of these charters, which was partially mitigated by the increase in the number of vessels owned by the Company (see "Fleet Employment Profile") and (b) a decline in the freight market, resulting in lower charter-out daily hire rates in the second quarter of
2006 as compared to those of the same period in 2005. The available days for the fleet increased 9.1% from 2,377 days in 2005 to 2,593 days in 2006 and the achieved Time Charter Equivalent (TCE) rate per day, excluding Forward Freight
Agreements (FFAs), decreased 36.4% from $26,249 per day in the three month period ended June 30, 2005 to $16,687 per day for the same period in 2006.

Revenue from port terminal operations was approximately $2.86 million in the second quarter of 2006 as compared to $2.90 million during the same period of
2005. The port terminal throughput in the first quarter of 2006 was 697,000 tons as compared to 710,000 tons in the same period of 2005.

                                      -1-

EBITDA was $24.5 million for the second quarter of 2006 as compared to $25.8 million for the same period of 2005. This decrease in EBITDA is mainly attributable to (a) a decline in revenues as explained above, (b) a gain in FFA trading of $1.7 million in the second quarter of 2006 versus a $3.8 million gain in the same period last year, resulting in an unfavorable FFA variance of $2.1 million, (c) a $2.8 million increase in direct vessels expenses due to the expansion of the owned fleet and (d) a $0.9 million increase in general and administrative expenses reflecting primarily the effect of Navios' being a public company. These were mitigated by a reduction in time charter and voyage expenses from $38.5 million in the second quarter of 2005 to $22.6 million in the same period of 2006. This was mainly due to the redelivery of higher cost chartered-in vessels and the exercise of purchase options that resulted in expansion of the owned fleet.

Net income for the second quarter ended June 30, 2006 was $4.9 million as compared to $24.3 million for the comparable period of 2005. In addition to the matters discussed above, the following also contributed to the decrease of net income: (a) a $4.0 million increase in depreciation due to the expansion of the owned fleet arising from new acquisitions and exercise of purchase options, as well as purchase accounting adjustments following the acquisition, (b) a $3.5 increase in amortization costs related to the intangible assets established on the Company's balance sheet as part of the acquisition in accordance with purchase accounting principles under US GAAP and (c) a $10.3 million increase in interest expense due to the increased indebtedness used to finance the acquisition of the Company and the purchase of nine additional vessels.

FIRST HALF 2006 RESULTS (IN 000'S OF US DOLLARS):

                                        SUCCESSOR          PREDECESSOR
                                        ---------          -----------
                                        SIX MONTHS          SIX MONTHS
                                        ----------          ----------
                                           ENDED               ENDED
                                           -----               -----
                                      JUNE 30, 2006       JUNE 30, 2005
                                      -------------       -------------
                                       (Unaudited)         (Unaudited)
Revenue                                 102,031             127,326
EBITDA                                   49,145              40,506
Net Income                                9,906              37,271

Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and port terminal operations.

Revenue from vessels operations for the six month period ended June 30, 2006 was
$98.1 million as compared to $123.1 million for the same period of 2005. This decrease is mainly attributable to (a) the redelivery of chartered-in vessels during the first half of 2006 and 2005, following the expiration of these charters, which was partially mitigated by the increase in the number of vessels owned by the Company (see "Fleet Employment Profile") and (b) a decline in the freight market, resulting in lower charter-out daily hire rates in the first half of 2006 as compared to those of the same period in 2005. The available days for the fleet increased 3.6% from 4,811 days in 2005 to 4,983 days in 2006 and the achieved TCE rate per day, excluding FFAs, decreased 28.7% from $24,177 per day in the six month period ended June 30, 2005 to $17,237 per day for the same period in 2006.

Revenue from port terminal operations for the first half of 2006 was $3.9 million as compared to $4.2 million in the same period of 2005. This is attributable to decreased throughputs in the first half of 2006 of 1,022,500 tons as compared to 1,044,000 tons in the same period of 2005.

EBITDA was $49.1 million for the first half of 2006 as compared to $40.5 million for the same period of 2005. This $8.6 million increase in EBITDA is mainly attributable to (a) a gain in Forward Freight Agreement ("FFA") trading of $3.3 million in the first half of 2006 versus a $0.8 million loss in the same period last year, resulting in a favorable FFA variance of $4.1 million, and (b) a reduction in time charter and voyage expenses from $75.9 million in the first half of 2005 to $43.4 million in the same period of 2006. This was mainly due to the redelivery of higher cost chartered-in vessels and the exercise of purchase options that resulted in expansion of the owned fleet. The 42.8% reduction in time charter and voyage expenses more than offsets the decline in revenues as discussed above and increase in direct vessel expenses due to the expansion of the owned fleet from 6 vessels in the first half of 2005 to 16 vessels for the same period in 2006.

                                      -2-

Net income for the six month period ended June 30, 2006 was $9.9 million as compared to $37.3 million for the comparable period of 2005. In addition to the matters discussed above, the following also contributed to the decrease of net income: (a) a $7.8 million increase in depreciation due to the expansion of the owned fleet arising from new acquisitions and exercise of purchase options, as well as purchase accounting adjustments following the acquisition, (b) an $8.6 million increase in amortization costs related to the intangible assets established on the Company's balance sheet as part of the acquisition in accordance with purchase accounting principles under US GAAP and (c) a $19.0 million increase in interest expense due to the increased indebtedness used to finance the acquisition of the Company and the purchase of nine additional vessels.

Navios' cash and cash equivalents balance, including restricted cash, on June
30, 2006 was $124.1 million. This amount includes the proceeds from the exercise of warrants of approximately $65.5 million.

TIME CHARTER COVERAGE:

NAVIOS HAS EXTENDED ITS LONG TERM FLEET COVERAGE TO 96.0% FOR 2006 AND 45.1% FOR
2007 BY RECENTLY CONCLUDING AGREEMENTS TO CHARTER OUT THREE VESSELS FOR TWO
YEARS AND ONE VESSEL FOR ONE YEAR AT DAILY RATES WHICH SECURE STRONG REVENUES
AND AN EBITDA OF $40.3 MILLION OVER THE CHARTER PERIODS.

                                                                 Charter Revenue                   Charter Out
       Vessels                Type           Built      DWT      Daily Rate (1)    Period (2)   Effective Date (2)
       -------                ----           -----      ---      --------------    ----------   ------------------

Navios Mercator        Ultra Handymax        2002     53,553         19,950          2 Years        12/15/2006
Navios Alegria         Panamax               2004     76,466         19,475          2 Years         8/9/2006
Navios Magellan        Panamax               2000     74,333         19,950          1 Year          4/1/2007
Navios Gemini S        Panamax               1994     68,636         19,523          2 Years        12/06/2006

(1)  Time Charter Revenue Rate per day net of commissions
(2)  Charter agreements includes a redelivery time range of 2 to 3 months

Ms. Frangou, Navios' Chairman and CEO said, "It is our objective to take advantage of the recent strengthening of the market by fixing vessels for forward delivery and securing favorable cash flows. Dry-bulk industry fundamentals remain solid, and, because of our flexible structure, we are positioned to capitalize on opportunities which may present themselves."

PURCHASE OPTION EXERCISED:

NAVIOS HAS EXERCISED ITS PURCHASE OPTION TO ACQUIRE NAVIOS STAR FOR DELIVERY IN
THE FOURTH QUARTER OF 2006. NAVIOS STAR IS A 2002 BUILT, 76,662 DWT PANAMAX, AND
IS CURRENTLY EMPLOYED UNDER THE COMPANY'S LONG-TERM CHARTERED FLEET. THE CURRENT
MARKET VALUE FOR THIS VESSEL IS APPROXIMATELY $15.0 MILLION HIGHER THAN THE
EXERCISE PRICE.

NAVIOS HAS EIGHT ADDITIONAL PURCHASE OPTIONS EXERCISABLE OVER THE NEXT TWO
YEARS.

                                      -3-

DIVIDEND:

Navios' Board of Directors has approved the Company's quarterly cash dividend of
$0.0666 per common share, payable on September 27, 2006 to stockholders of record as of August 31, 2006.

SUMMARY FLEET DATA:

The following table reflects certain key indicators indicative of the Company and its fleet performance for the three month and the six month periods ended
June 30, 2006 and 2005.

                                                  SUCCESSOR      PREDECESSOR
                                                  ---------      -----------
                                                THREE MONTHS    THREE MONTHS
                                                ------------    ------------
                                                    ENDED           ENDED
                                                    -----           -----
                                                JUNE 30, 2006   JUNE 30, 2005
                                                -------------   -------------
                                                 (Unaudited)     (Unaudited)

     Available Days                                  2,593           2,377
     Operating Days                                  2,587           2,373
     Fleet Utilization                              99.76%          99.85%
     Time Charter Equivalent including FFAs   $     17,329     $    27,834
     Time Charter Equivalent excluding FFAs   $     16,687     $    26,249

                                                 SUCCESSOR       PREDECESSOR
                                                 ---------       -----------
                                                 SIX MONTHS      SIX MONTHS
                                                 ----------      ----------
                                                    ENDED          ENDED
                                                    -----          -----
                                               JUNE 30, 2006    JUNE 30, 2005
                                               -------------    -------------
                                                (Unaudited)      (Unaudited)

     Available Days                                  4,983           4,811
     Operating Days                                  4,972           4,784
     Fleet Utilization                              99.78%          99.42%
     Time Charter Equivalent including FFAs   $     17,905     $    24,011
     Time Charter Equivalent excluding FFAs   $     17,237     $    24,177

AVAILABLE DAYS: We define available days for the fleet as the number of the total calendar days the vessels were in our possession for the relevant period, after subtracting off-hire days associated with major repairs and scheduled dry-docks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable to generating revenues.

OPERATING DAYS: We define operating days as the number of available days in the relevant period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

FLEET UTILIZATION: We define fleet utilization as the percentage of time that our vessels were available for revenue generating, and it is calculated by dividing the number of our operating days during the relevant period by the number of the available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels.

TIME CHARTER EQUIVALENT (TCE): We define TCE per ship per day rate as our voyage and time charter revenues less voyage expenses during the relevant period divided by the number of our available days during that period, which is consistent with industry standards. TCE rate is a shipping industry performance measure used primary to compare daily earnings generated by vessels on time charters with daily earning generated by vessels on voyage charters, because charter hire for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

                                      -4-

FLEET EMPLOYMENT PROFILE:

Following is the "core fleet" employment profile, including newbuildings to be delivered. The "core fleet" includes the owned vessels and the long term chartered-in vessels. Navios' core fleet consists of a total of 32 vessels, totaling 2.10 million deadweight tons. Two of these vessels are scheduled to be delivered to the fleet in September 2006 and November 2006 and five within the next two years.

Currently, the Company operates a fleet of 25 vessels of which 16 are owned and
9 are chartered-in under long term time charters. Following the delivery of
Navios Altair and Navios Sagittarius and the acquisition of Navios Star in 2006, the Company will operate a fleet of 27 vessels of which 17 will be owned and 10 will be chartered-in under long term time charters. These vessels aggregate approximately 1.61 million deadweight tons and have an average age of 4.5 years.
Navios has currently fixed 96.0 % and 45.1% of its available days on a charter-out basis for 2006 and 2007 respectively, equivalent to $154.5 million and $81.5 million in revenue, respectively. The average daily charter-out rate for the fleet is $17,579 for 2006. The current average daily charter-in rate for the active long term chartered-in vessels is $9,646.

OWNED VESSELS
-------------

VESSELS               TYPE                  BUILT             DWT          CHARTER RATE (1)    EXPIRATION DATE (2)
-------               ----                  -----             ---          ----------------    -------------------

Navios Ionian         Ultra Handymax         2000            52,068                  15,152        03/03/2007
Navios Apollon        Ultra Handymax         2000            52,073                  16,150        09/28/2007
Navios Horizon        Ultra Handymax         2001            50,346                  14,725        06/16/2008
Navios Herakles       Ultra Handymax         2001            52,061                  15,437        03/28/2007
Navios Achilles       Ultra Handymax         2001            52,063                  15,533        12/21/2006
Navios Meridian       Ultra Handymax         2002            50,316                  20,045        12/15/2006
                                                                                     14,250        08/23/2007
Navios Mercator       Ultra Handymax         2002            53,553                  21,175        12/15/2006
                                                                                     19,950        12/15/2008
Navios Arc            Ultra Handymax         2003            53,514                  15,438        04/22/2007
Navios Hios           Ultra Handymax         2003            55,180                  19,237        11/15/2006
Navios Kypros         Ultra Handymax         2003            55,222                  16,844        05/13/2007
Navios Gemini S       Panamax                1994            68,636                  16,150        12/06/2006
                                                                                     19,523        12/21/2008
Navios Libra II       Panamax                1995            70,136                  17,385        09/27/2006
Navios Felicity       Panamax                1997            73,857                   9,144        04/25/2008
Navios Magellan       Panamax                2000            74,333                  14,963        04/01/2007
                                                                                     19,950        04/01/2008
Navios Galaxy I       Panamax                2001            74,195                  24,062        01/25/2008
Navios Alegria        Panamax                2004            76,466                  19,475        08/09/2008

LONG TERM CHARTERED-IN VESSELS
------------------------------

VESSELS               TYPE               BUILT        DWT       PURCHASE       CHARTER RATE (1)  EXPIRATION
-------               ----               -----        ---       ---------      -------------     ----------
                                                                OPTION (3)                        DATE (2)
                                                                ----------                        --------

Navios Vector         Ultra Handymax      2002      50,296          No              8,811       12/17/2007
Navios Astra          Ultra Handymax      2006      53,400         Yes             17,100       06/01/2007
Navios Star (3)       Panamax             2002      76,662      Exercised          15,343       01/13/2007
Navios Cielo          Panamax             2003      75,834          No             16,863       11/14/2006
Navios Hyperion       Panamax             2004      75,500         Yes             15,400       01/05/2007
Navios Orbiter        Panamax             2004      76,602         Yes             16,150       12/31/2006
Navios Aurora         Panamax             2005      75,200         Yes             24,063       07/06/2008
Navios Orion          Panamax             2005      76,000          No             21,175       02/13/2007
Navios Titan          Panamax             2005      82,936          No             20,000       11/24/2007

LONG TERM CHARTERED-IN VESSELS ON ORDER
---------------------------------------

VESSELS               TYPE             TO BE BUILT    PURCHASE OPTION       DWT
-------               ----             -----------    ---------------       ---

Navios Altair         Panamax            09/2006             No           82,300
Navios Sagittarius    Panamax            11/2006            Yes           75,500
Navios TBN            Ultra Handymax     04/2007            Yes           53,500
Navios TBN            Panamax            09/2007            Yes           82,000
Navios TBN            Panamax            11/2007             No           75,200
Navios TBN            Panamax            03/2008            Yes           76,500
Navios TBN            Ultra Handymax     05/2008             No           55,100

                                      -5-

 (1)  Time Charter Revenue Rate per day net of commissions
      ----------------------------------------------------
 (2)  Estimated dates of redelivery by charterers
      -------------------------------------------
 (3)  On August 2, 2006, Navios exercised its purchase option to acquire
      Navios Star
      ------------------------------------------------------------------

CONFERENCE CALL AND WEBCAST:

As already announced, today, Thursday, August 17, 2006, 08:30 AM EST, the
Company's management will host a conference call to discuss the results.

CONFERENCE CALL DETAILS: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: (877) 412-8086 (from the
US) or (973) 582-2842 (from outside the US). Pass Code: 7667156

A telephonic replay of the conference call will be available until August 24,
2006; 11:59 PM EST, by dialing (877) 519-4471 (from the US) or (973) 341-3080
(from outside the US). Pass Code: 7667156

Webcast:

This call will simultaneously be Webcast at the following Web address:

http://www.videonewswire.com/event.asp?id=35096

The Webcast will be archived and available at this same Web address for one year following the call.

ABOUT NAVIOS MARITIME INC.
--------------------------

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28,
2005, as amended, by and among International Shipping Enterprises, Inc. ("ISE"),
Navios Maritime Holdings Inc. ("Navios") and all the shareholders of Navios, ISE acquired Navios through the purchase of all of its outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of
Navios, ISE effected a reincorporation from the State of Delaware to the
Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be
Navios Maritime Holdings Inc.

Navios owns and operates a fleet of ten Ultra Handymax and six Panamax vessels.
It also time charters-in and operates a fleet of two Ultra Handymax and seven
Panamax vessels that are employed to provide worldwide transportation of bulk commodities. Furthermore, it also operates a port and transfer terminal located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons. The core fleet has a total capacity of
2,106,549 dwt and an average age of approximately 4.5 years. After the exercise of the purchase option on the Navios Star, the Company has options to acquire eight chartered-in vessels. Furthermore, it also has seven long term chartered-in vessels on order which are expected to be delivered at various dates from September 2006 to May 2008.
--------------------------------------------------------------------------------

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as
"expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates,"
and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company.

                                      -6-

Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange
Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

PUBLIC & INVESTOR RELATIONS CONTACT:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com
--------------------

                                      -7-

                          NAVIOS MARITIME HOLDINGS INC.
                          -----------------------------
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)
                     --------------------------------------

                                                                   JUNE 30, 2006        DECEMBER 31,
                                                                   -------------        ------------
                                                                                            2005
                                                                                            ----
                                                                    (unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                      $           100,201  $           37,737
Restricted cash                                                             23,936               4,086
Accounts receivable, net                                                    10,955              13,703
Short term derivative asset                                                 60,889              45,556
Short term backlog asset                                                     5,474               7,019
Prepaid expenses and other current assets                                   11,355               6,438
                                                                  -----------------    ----------------
TOTAL CURRENT ASSETS                                                       212,810             114,539
                                                                  -----------------    ----------------

Deposit on exercise of vessels purchase options                                                  8,322
Vessels, port terminal and other fixed assets, net                         488,512             365,997
Long term derivative assets                                                    291                  28
Deferred financing costs, net                                               10,449              11,677
Deferred dry dock and special survey costs, net                              3,447               2,448
Investments in affiliates                                                      371                 657
Long term backlog asset                                                      5,142               7,744
Trade name                                                                  87,619              89,014
Port terminal operating rights                                              30,344              30,728
Favorable lease terms and purchase options                                  80,295             117,440
Goodwill                                                                    40,789              40,789
                                                                  -----------------    ----------------
TOTAL NON-CURRENT ASSETS                                                   747,259             674,844
                                                                  -----------------    ----------------

                                                                  -----------------    ----------------
TOTAL ASSETS                                                   $           960,069  $          789,383
                                                                  =================    ================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                               $            15,163  $           13,886
Dividends payable                                                            4,088                   -
Accrued expenses                                                            16,919              11,253
Deferred voyage revenue                                                      8,195               6,143
Short term derivative liability                                             67,917              39,992
Short term backlog liability                                                 8,109               8,109
Current portion of long term debt                                           61,319              54,221
                                                                  -----------------    ----------------
TOTAL CURRENT LIABILITIES                                                  181,710             133,604
                                                                  -----------------    ----------------

Long term debt, net of current portion                                     499,389             439,179
Long term liabilities                                                        1,268               2,297
Long term derivative liability                                               2,528                 598
Long term backlog liability                                                  1,925               5,947
                                                                  -----------------    ----------------
TOTAL NON-CURRENT LIABILITIES                                              505,110             448,021
                                                                  -----------------    ----------------
TOTAL LIABILITIES                                                          686,820             581,625
                                                                  -----------------    ----------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock - $0.0001 par value, authorized 1,000,000 shares.
None issued                                                                      -                   -
Common stock - $ 0.0001 par value, authorized 120,000,000 shares, issued and outstanding 61,379,134 and 44,239,319 as of June 30,
2006 and December 31, 2005 respectively                                          6                   4
Additional paid-in capital                                                 272,995             205,593
Shares to be issued                                                          3,184                   -
Accumulated other comprehensive income/(loss)                               (7,891)                  -
Retained earnings                                                            4,955               2,161
                                                                  -----------------    ----------------
TOTAL STOCKHOLDERS' EQUITY                                                 273,249             207,758
                                                                  -----------------    ----------------

                                                                  -----------------    ----------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $          960,069  $          789,383
                                                                 =================    ================

                                      -8-

                          NAVIOS MARITIME HOLDINGS INC.
                          -----------------------------
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)
         --------------------------------------------------------------

                                                  SUCCESSOR           PREDECESSOR           SUCCESSOR           PREDECESSOR
                                                  ---------           -----------           ---------           -----------
                                                 THREE MONTH          THREE MONTH           SIX MONTH            SIX MONTH
                                                 -----------          -----------           ---------            ---------
                                                 PERIOD ENDED         PERIOD ENDED         PERIOD ENDED         PERIOD ENDED
                                                 ------------         ------------         ------------         ------------
                                                JUNE 30, 2006         JUNE 30, 2005        JUNE 30, 2006        JUNE 30, 2005
                                                -------------         -------------        -------------        -------------
                                                 (unaudited)            (unaudited)         (unaudited)           (unaudited)

Revenue                                      $         52,862     $          65,960   $           102,031   $         127,326
Gain (loss) on Forward Freight Agreements               1,665                 3,768                 3,327                (799)
Time charter, voyage and port terminal
expenses                                              (22,622)              (38,463)              (43,390)            (75,933)
Direct vessel  expenses                                (5,047)               (2,245)               (9,211)             (4,354)
General and administrative expenses                    (4,042)               (3,104)               (7,637)             (6,748)
Depreciation and amortization                          (9,024)               (1,493)              (19,144)             (2,982)
Interest income                                           661                   559                 1,129                 861
Interest expense and finance cost, net                (10,787)                 (515)              (19,993)               (990)
Other income                                            1,215                  (125)                2,640                 845
Other expense                                             (99)                 (372)                 (142)               (595)
                                                ---------------      ----------------    -----------------    ----------------
Income before equity in net earnings of
affiliate companies                                     4,782                23,970                 9,610              36,631
Equity in net Earnings of Affiliated
Companies                                                 142                   337                   296                 640
                                                ---------------      ----------------    -----------------    ----------------
NET INCOME                                   $          4,924     $          24,307   $             9,906   $          37,271
                                                ===============      ================    =================    ================

EARNINGS PER SHARE, BASIC                    $           0.10     $           27.80   $              0.21   $           42.62
                                                ===============      ================    =================    ================

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC           49,801,893               874,584            47,581,444             874,584
                                                ===============      ================    =================    ================

EARNINGS PER SHARE, DILUTED                  $           0.10     $           27.80   $              0.21   $           42.62
                                                ===============      ================    =================    ================

WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED         49,801,893               874,584            47,581,444             874,584
                                                ===============      ================    =================    ================

                                      -9-

                          NAVIOS MARITIME HOLDINGS INC.
                          -----------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)
                     --------------------------------------

                                                        SUCCESSOR               PREDECESSOR
                                                        ---------               -----------
                                                    SIX MONTH PERIOD         SIX MONTH PERIOD
                                                    ----------------         ----------------
                                                          ENDED                     ENDED
                                                          -----                     -----
                                                      JUNE 30, 2006            JUNE 30, 2005
                                                      -------------            -------------
                                                       (unaudited)                unaudited)

OPERATING ACTIVITIES
Net income                                      $              9,906        $         37,271
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization                                 19,144                   2,982
Amortization of deferred financing cost                        1,228                      27
Amortization of deferred dry dock costs                          606                     124
Amortization of backlog                                          625                       -
Provision for losses on accounts receivable                      (3)                    (880)
Unrealized (gain)/loss on FFA derivatives                     (4,453)                 25,019
Unrealized loss on foreign exchange contracts                      -                     401
Unrealized (gain)/loss on interest rate swaps                 (1,489)                   (111)
Earnings in affiliates, net of dividends
received                                                         286                    (157)
CHANGES IN OPERATING ASSETS AND LIABILITIES:
(Increase) decrease in restricted cash                       (19,850)                    596
Decrease (increase) in accounts receivable                     2,751                  (3,337)
(Increase) decrease in prepaid expenses and
other current assets                                          (4,917)                  2,455
Increase (decrease) in accounts payable                        1,277                  (3,248)
Increase (decrease) in accrued expenses                        5,666                  (2,124)
Increase (decrease) in deferred voyage revenue                 2,052                  (3,354)
(Decrease) in long term liability                             (1,029)                   (206)
Increase (decrease) in derivative liability                   12,311                  (5,611)
Payments for drydock and special survey costs                 (1,605)                      -
                                                    ------------------         ---------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                     22,506                  49,647
                                                    ------------------         ---------------
INVESTING ACTIVITIES:
Acquisition of vessels                                       (88,561)                      -
Purchase of property and equipment                            (1,219)                 (2,841)
                                                    ------------------         ---------------
NET CASH USED IN INVESTING ACTIVITIES                        (89,780)                 (2,841)
                                                    ------------------         ---------------
FINANCING ACTIVITIES:
Proceeds from long term loan                                  97,659                       -
Repayment of long term debt                                  (30,351)                   (500)
Dividends paid                                                (3,024)                      -
Issuance of common stock                                      65,454                       -
                                                    ------------------         ---------------
NET CASH PROVIDED (USED IN)  BY FINANCING
ACTIVITIES                                                   129,738                    (500)
(DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS                                                   62,464                  46,306
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  37,737                  46,758
                                                    ------------------         ---------------
CASH AND CASH EQUIVALENT, END OF YEAR           $            100,201        $         93,064
                                                    ==================         ===============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
CASH PAID FOR INTEREST                          $              9,127        $          1,922
                                                    ==================         ===============

                                      -10-

DISCLOSURE OF NON-GAAP FINANCIAL MEASURES

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any. EBITDA is included because it is used by certain investors to measure a company's financial performance. EBITDA is a
"non-GAAP financial measure" and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
EBITDA is presented to provide additional information with respect to the
Company's ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of dividends. While
EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA RECONCILIATION TO CASH FROM OPERATIONS:
(in thousands of US Dollars)

                                                                        SUCCESSOR                   PREDECESSOR
                                                                    -------------------          ------------------
                                                                       THREE MONTHS                THREE MONTHS
                                                                          ENDED                        ENDED
                                                                      JUNE 30, 2006                JUNE 30, 2005
                                                                    -------------------          ------------------
                                                                        (unaudited)                  (unaudited)

Net cash provided by operating activities                       $              13,809        $             31,470
Net increase (decrease) in operating assets                                    26,948                     (10,053)
Net (increase) decrease in operating liabilities                              (29,389)                     12,973
Net interest cost (income)                                                     10,126                         (44)
Deferred finance charges                                                         (575)                        (14)
Provision for losses on accounts receivable                                         3                         (32)
Unrealized gain (loss) on FFA derivatives, FECs and interest
rate swaps                                                                      3,138                      (8,819)
Earnings in affiliates, net of dividends received                                  15                         337
Payments for drydock and special survey costs                                     473                           -
                                                                    -------------------          ------------------
EBITDA                                                          $              24,548        $             25,818
                                                                    ===================          ==================

                                                                        SUCCESSOR                   PREDECESSOR
                                                                    -------------------          ------------------
                                                                     SIX MONTHS ENDED            SIX MONTHS ENDED
                                                                      JUNE 30, 2006                JUNE 30, 2005
                                                                    -------------------          ------------------
                                                                        (unaudited)                  (unaudited)

Net cash provided by operating activities                       $              22,506        $               49,647
Net increase in operating assets                                               22,016                           286
Net (increase) decrease in operating liabilities                              (20,277)                       14,743
Net interest cost                                                              18,864                           129
Deferred finance charges                                                       (1,228)                          (27)
Provision for losses on accounts receivable                                         3                           880
Unrealized gain (loss) on FFA derivatives, FECs and interest
rate swaps                                                                      5,942                       (25,309)
Earnings in affiliates, net of dividends received                                (286)                          157
Payments for drydock and special survey costs                                   1,605                             -
                                                                    -------------------            ------------------
EBITDA                                                          $              49,145        $               40,506
                                                                    ===================            ==================

                                      -11-